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                             NOTICE TO PARTICIPANTS
                                     IN THE
                         WESTINGHOUSE AIR BRAKE COMPANY
                                RAC VOTING TRUST

Dear Voting Trust Participant:

     Enclosed with this notice is a Joint Proxy Statement/Prospectus for the Special Meeting of Stockholders which will be held on November 19, 1999. The Special Meeting is being called for the purpose of the approval and adoption of the Amended and Restated Agreement and Plan of Merger dated as of September 26, 1999, as amended, between the Company and MotivePower Industries, Inc. and the merger, as well as considering any other matters that may properly come before the Special Meeting.

     As a Voting Trust Participant and stockholder you are cordially invited to attend the Special Meeting. As you know, by the terms of the Second Amended WABCO Voting Trust/Disposition Agreement dated as of December 13, 1995 by which we deposited our shares in the Voting Trust, we agreed that the Trustees of the Voting Trust will be responsible for voting the shares we have delivered to the Trust. Accordingly, a proxy card has not been included with the enclosed materials.

     Thank you for your continued cooperation and for your faith in the success of our joint efforts.

                                          Sincerely,

                                          William E. Kassling
                                          Chairman and Chief Executive Officer